MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 395

     The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 395 on July 1, 2003. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

      Cover Page. The date of the Prospectus has been completed.

       Pages 2-5. "The Summary of Essential Financial Information" section and
                  "Fee Table" have been completed.

      Pages 6-16. Revisions have been made and the portfolios have been completed.

     Pages 17-23. The descriptions of the issuers of the Securities have been completed.

     Pages 24-26. The Report of Independent Certified Public Accountants and
                  Statements of Condition have been completed.




                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 395

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER LLP       VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy   Attention:  A. Thomas Smith III
         111 West Monroe Street       1 Parkview Plaza
         Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on July 1, 2003 pursuant to Rule 487.


                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.




SELECT 10 INDUSTRIAL PORTFOLIO 2003-4

SELECT 5 INDUSTRIAL PORTFOLIO 2003-3

EAFE SELECT 20 PORTFOLIO 2003-3

SELECT S&PSM INDUSTRIAL PORTFOLIO 2003-3

SELECT S&PSM CORE PORTFOLIO 2003-3

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 395 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio uses a refined indexing strategy that seeks to provide above-average total return through an investment in a diversified portfolio of well-known stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                  JULY 1, 2003


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                  JULY 1, 2003


                                                    SELECT 10      SELECT 5        EAFE            S&P         SELECT
                                                   INDUSTRIAL     INDUSTRIAL     SELECT 20     INDUSTRIAL     S&P CORE
PUBLIC OFFERING PRICE                               PORTFOLIO      PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                                                  ------------   ------------  ------------   ------------  ------------
Aggregate value of Securities per Unit (1)        $      9.900  $       9.900  $      9.900  $       9.900  $      9.900
Maximum sales charge                                     0.295          0.295         0.295          0.295         0.295
  Less deferred sales charge                             0.135          0.135         0.135          0.135         0.135
  Less creation and development fee                      0.060          0.060         0.060          0.060         0.060
Public offering price per Unit (2)                $     10.000  $      10.000  $     10.000  $      10.000  $     10.000

PORTFOLIO INFORMATION
Initial number of Units (3)                             14,984         14,993        15,025         14,972        14,966
Aggregate value of Securities (1)                 $    148,336  $     148,428  $    148,741  $     148,216  $    148,155
Estimated initial distribution per Unit (4)       $       0.27  $        0.27  $       0.27  $        0.18  $       0.08
Estimated annual dividends per Unit (4)           $    0.40465  $     0.41916  $    0.47119  $     0.23841  $    0.11005
Redemption price per Unit (5)                     $      9.765  $       9.765         9.765          9.765         9.765

GENERAL INFORMATION
Initial Date of Deposit                                                                  July 1, 2003
Mandatory Termination Date for Select 10 Industrial Portfolio                            September 2, 2004
Mandatory Termination Date for all other Portfolios                                      October 1, 2004
Record Dates for Select 10 Industrial Portfolio                                          March 10, 2004 and May 10, 2004
Distribution Dates for Select 10 Industrial Portfolio                                    March 25, 2004 and May 25, 2004
Record Date for all other Portfolios                                                     April 10, 2003
Distribution Date for all other Portfolios                                               April 25, 2003


--------------------------------------------------------------------------------

(1)Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.


(2)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately two months for the Select 10 Industrial Portfolio and three months for all other Portfolios). The estimated amount is described in the "Fee Table". The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.


(3)The number of Units may be adjusted so that the public offering price per Unit equals $10 at the close of the New York Stock Exchange on the Initial Date of Deposit. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4)This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. The actual annual dividend distributions you receive will vary from the estimate set forth above with changes in a Portfolio's fees and expenses, in dividends received and with the sale of Securities. The actual annual dividends are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold over time to pay for organization costs, deferred sales charges and the creation and development fee. Securities will also be sold to pay regular fees and expenses during a Portfolio's life.

(5)The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and creation and development fee. The redemption price will not include these costs after the initial offering period.





                                    FEE TABLE

                                                                      SELECT 10                       SELECT 5
                                                                INDUSTRIAL PORTFOLIO            INDUSTRIAL PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.115%   $       1.124          0.215%   $       2.104
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.109%   $       1.063          0.129%   $       1.264
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.150%   $       1.463          0.170%   $       1.664
                                                            ============    ============    ============    ============

                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          32                   $          33
Three years                                                                $          78                   $          81
Five years                                                                 $         126                   $         132
Ten years                                                                  $         258                   $         270


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from September 10, 2003 through February 9, 2004 for the Select 10 Industrial Portfolio and from October 10, 2003 through March 9, 2004 for all other Portfolios. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolios. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days (60 days for the Select 10 Industrial Portfolio) from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.


(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.




                                    FEE TABLE

                                                                   EAFE SELECT 20                    SELECT S&P
                                                                      PORTFOLIO                 INDUSTRIAL PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                                        1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge                                             2.950%   $      29.500          2.950%   $      29.500
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.418%   $       4.083          0.224%   $       2.183
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.848%   $       8.280          0.224%   $       2.184
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.889%   $       8.680          0.265%   $       2.584
                                                            ============    ============    ============    ============

                                                                               AMOUNT                          AMOUNT
                                                                               PER 100                         PER 100
                                                                                UNITS                           UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          43                   $          34
Three years                                                                $         109                   $          84
Five years                                                                 $         177                   $         137
Ten years                                                                  $         357                   $         280


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from Septem,ber 10, 2003 through February 9, 2004 for the Select 10 Industrial Portfolio and from October 10, 2003 through March 9, 2004 for all other Portfolios. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolios. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days (60 days for the Select 10 Industrial Portfolio) from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.


(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.




                                    FEE TABLE

                                                            SELECT S&P
                                                          CORE PORTFOLIO
                                                    ---------------------------
                                                     AS A % OF
                                                      PUBLIC          AMOUNT
                                                     OFFERING         PER 100
                                                       PRICE           UNITS
                                                    -----------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                1.000%   $      10.000
 Deferred sales charge (2)                               1.350%   $      13.500
 Creation and development fee (3)                        0.600%   $       6.000
                                                    -----------    ------------
Maximum sales charge                                     2.950%   $      29.500
                                                    -----------    ------------
 Maximum sales charge on reinvested dividends            0.000%   $       0.000
                                                    ===========    ============

                                                      AS A %          AMOUNT
                                                      OF NET          PER 100
                                                      ASSETS           UNITS
                                                    -----------    ------------
ESTIMATED ORGANIZATION COSTS (4)                         0.422%   $       4.116
                                                    ===========    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                     0.261%   $       2.553
Supervisory, bookkeeping and administrative fees         0.041%   $       0.400
                                                    -----------    ------------
Estimated annual expenses                                0.302%   $       2.953
                                                    ===========    ============

                                                                    AMOUNT PER
                                                                     100 UNITS
                                                                   ------------
ESTIMATED COSTS OVER TIME
One year                                                          $          37
Three years                                                       $          92
Five years                                                        $         149
10 years                                                          $         302


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1)The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2)The deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from Septem,ber 10, 2003 through February 9, 2004 for the Select 10 Industrial Portfolio and from October 10, 2003 through March 9, 2004 fo all other Portfolios. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.

(3)The creation and development fee compensates the Sponsor for the creation and development of the Portfolios. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days (60 days for the Select 10 Industrial Portfolio) from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.


(4)You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.




SELECT 10 INDUSTRIAL PORTFOLIO

     The Portfolio follows a simple investment strategy: Buy the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and hold them for approximately one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
        327     Altria Group, Inc.                         $       45.4400            5.63%         $   14,858.88
        756     AT&T Corporation                                   19.2500            3.90              14,553.00
        358     Du Pont (E.I.) de Nemours and Company              41.6400            3.36              14,907.12
        544     Eastman Kodak Company                              27.3500            6.58              14,878.40
        411     Exxon Mobil Corporation                            35.9100            2.78              14,759.01
        409     General Motors Corporation                         36.0000            5.56              14,724.00
        553     Honeywell International, Inc.                      26.8500            2.79              14,848.05
        416     International Paper Company                        35.7300            2.80              14,863.68
        441     J.P. Morgan Chase & Company                        34.1800            3.98              15,073.38
        582     SBC Communications, Inc.                           25.5500            4.42              14,870.10
 ----------                                                                                         -------------
      4,797                                                                                         $  148,335.62
 ==========                                                                                         =============



See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 14 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Table".



                            HYPOTHETICAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------

  YEAR            STRATEGY STOCKS          THE DOW 30SM           YEAR                STRATEGY STOCKS      THE DOW 30SM
  ---------------------------------------------------------------------------------------------------------------------
  1973                 0.78%                 (13.16)%             1989                   23.11%                31.71%
  1974                (2.87)                 (23.21)              1990                   (9.71)                (0.57)
  1975                53.52                   44.48               1991                   32.94                 23.93
  1976                32.75                   22.75               1992                    5.70                  7.35
  1977                (3.91)                 (12.71)              1993                   24.78                 16.74
  1978                (2.06)                   2.69               1994                    2.01                  4.95
  1979                10.81                   10.52               1995                   34.47                 36.49
  1980                25.08                   21.41               1996                   25.89                 28.57
  1981                 5.35                   (3.40)              1997                   19.41                 24.75
  1982                23.90                   25.79               1998                    8.41                 18.01
  1983                36.76                   25.68               1999                    1.42                 27.06
  1984                 3.66                    1.06               2000                    3.52                 (4.67)
  1985                27.28                   32.78               2001                   (6.83)                (5.44)
  1986                32.65                   26.91               2002                  (10.85)               (15.01)
  1987                 3.93                    6.02               Through 6/30/03         6.07                  9.00
  1988                22.50                   15.95


See "Notes to Hypothetical Performance Table".



SELECT 5 INDUSTRIAL PORTFOLIO

   The Portfolio follows a simple investment strategy: Select the ten highest dividend-yielding stocks in the Dow Jones Industrial Average and then buy the five stocks with the lowest share price and hold them for approximately one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".



PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
      1,511     AT&T Corporation                           $       19.2500            3.90%         $   29,086.75
      1,088     Eastman Kodak Company                              27.3500            6.58              29,756.80
      1,107     Honeywell International, Inc.                      26.8500            2.79              29,722.95
        882     J.P. Morgan Chase & Company                        34.1800            3.98              30,146.76
      1,163     SBC Communications, Inc.                           25.5500            4.42              29,714.65
 ----------                                                                                         -------------
      5,751                                                                                         $  148,427.91
 ==========                                                                                         =============



See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Dow Jones Industrial Average ("The Dow 30SM"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
  YEAR            STRATEGY STOCKS          THE DOW 30SM           YEAR                STRATEGY STOCKS      THE DOW 30SM
  ---------------------------------------------------------------------------------------------------------------------
  1977                 2.24%                 (12.71)%             1990                  (17.64)%               (0.57)%
  1978                (1.15)                   2.69               1991                   59.41                 23.93
  1979                 7.51                   10.52               1992                   20.62                  7.35
  1980                38.13                   21.41               1993                   31.47                 16.74
  1981                 1.25                   (3.40)              1994                    6.23                  4.95
  1982                39.49                   25.79               1995                   28.05                 36.49
  1983                33.73                   25.68               1996                   23.64                 28.57
  1984                 8.50                    1.06               1997                   17.41                 24.75
  1985                35.46                   32.78               1998                    9.96                 18.01
  1986                27.93                   26.91               1999                   (6.97)                27.06
  1987                 8.68                    6.02               2000                    8.23                 (4.67)
  1988                19.46                   15.95               2001                  (10.98)                (5.44)
  1989                15.47                   31.71               2002                  (12.92)               (15.01)
                                                                  Through 6/30/03         9.06                 9.00
See "Notes to Hypothetical Performance Tables".


EAFESM SELECT 20 PORTFOLIO

   The Portfolio follows a simple investment strategy:

Begin with the stocks in the Morgan Stanley Capital International Europe, Australasia and Far East Index as detailed below, one of the most widely-used benchmarks for international investing. Screen these stocks to include only those companies with positive one- and three-year sales and earnings growth and three years of positive dividend growth. Rank the remaining stocks by market capitalization and select the top 75%. Buy the twenty highest dividend-yielding stocks and hold them for about one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

     Many consider the MSCI EAFESM Index to be the premier equity benchmark for global investing. The index represents more than 1,000 stocks across 20 developed countries. These countries include Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. We eliminate stocks traded in Singapore from the Portfolio strategy to help limit exposure to uncertain political and economic conditions. Due to regulatory restrictions regarding ownership of certain securities-related companies, the Portfolio may not be permitted to replicate the strategy by holding equal amounts of all stocks. This couls affect the correlation of performance between the Portfolio and the hypothetical strategy.

   The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
        728     Aegon NV                                   $       10.0123            7.78%         $    7,288.96
        708     Boots Group Plc                                    10.7379            4.41               7,602.40
      1,341     Brisa-Auto Estradas de Portugal SA                  5.6262            3.82               7,544.71
        234     Corio NV                                           32.1726            7.04               7,528.38
        953     Fortum Oyj                                          8.0144            3.78               7,637.76
      2,659     Foster's Group Limited                              2.8274            4.22               7,518.15
         66     Gecina                                            115.9683            3.37               7,653.90
      3,771     General Property Trust                              1.9611            6.00               7,395.20
      2,000     Hongkong Electric Holdings Limited                  3.9238            5.59               7,847.56
        337     ING Groep NV                                       17.3723            5.45               5,854.46
        187     Kone Corporation                                   41.9093            3.49               7,837.04
        579     Land Securities Group Plc                          12.9401            4.54               7,492.30
      2,489     Mirvac Group                                        2.9819            6.53               7,421.96
        728     Scottish and Southern Energy Plc                   10.3322            5.61               7,521.83
      1,340     Slough Estates Plc                                  5.6587            4.10               7,582.65
      2,211     Stockland                                           3.3647            5.45               7,439.38
        110     Vinci SA                                           67.4568            2.60               7,420.25
        439     Wesfarmers Limited                                 16.9915            4.70               7,459.26
      3,194     Westfield Trust                                     2.3170            5.80               7,400.56
        605     Wolters Kluwer                                     12.0561            4.45               7,293.94
 ----------                                                                                         -------------
     24,679                                                                                         $  148,740.65
 ==========                                                                                         =============



See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the MSCI EAFESM Index. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
----------------------------------------------------------------------------------------------------------------------
                                               MSCI                                                              MSCI
                     STRATEGY                 EAFESM                                      STRATEGY              EAFESM
  YEAR                STOCKS                   INDEX                YEAR                   STOCKS                INDEX
  ---------------------------------------------------------------------------------------------------------------------
  1976               (13.78)%                  3.74%                1990                   (7.55)%             (23.20)%
  1977                50.02                   19.42                 1991                   14.29                12.50
  1978                 6.60                   34.30                 1992                    2.08               (11.85)
  1979                24.30                    6.18                 1993                   60.11                32.94
  1980                20.61                   24.43                 1994                    0.60                 8.06
  1981                 3.84                   (1.03)                1995                   22.05                11.55
  1982                (3.49)                  (0.86)                1996                   19.37                 6.36
  1983                42.02                   24.61                 1997                   22.17                 2.06
  1984                18.35                    7.86                 1998                   22.07                20.33
  1985                47.09                   56.72                 1999                   13.97                25.27
  1986                32.31                   69.94                 2000                   (1.89)              (15.21)
  1987                29.74                   24.93                 2001                   (0.26)              (22.61)
  1988                25.60                   28.59                 2002                   (3.19)              (15.57)
  1989                 5.03                   10.80                 Through 6/30/03         9.41                 9.91


See "Notes to Hypothetical Performance Tables".

SELECT S&P INDUSTRIAL PORTFOLIO

   The Portfolio follows a simple investment strategy implemented by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. (the "Portfolio Consultant"). Beginning with the Standard & Poor's Industrial Index, select only those stocks ranked either A or A+ by Standard & Poor's Earnings and Dividend Rankings for Common Stock and then remove all stocks in the Dow Jones Industrial Average. Rank the remaining stocks by market capitalization and select the top 75%. Buy the fifteen highest dividend-yielding stocks and hold them for approximately one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available.

     Standard & Poor's determines its stock ratings primarily on the growth and stability of per-share earnings and dividends. It assigns a symbol to each stock, which ranges from A+ for the highest ranked stocks to D for those stocks that Standard& Poor's considers to be the most speculative. These rankings are not intended to predict price movements. The market capitalization screen seeks to avoid smaller, less liquid issues.

     "Standard &Poor's" and "S&P" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Van Kampen Funds Inc. and the Portfolio. The Portfolio is not sponsored, managed, sold or promoted by Standard &Poor's.

     The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
        226     Abbott Laboratories                        $       43.7600            2.24%         $    9,889.76
        509     Albertson's, Inc.                                  19.2000            3.96               9,772.80
        194     Anheuser-Busch Companies, Inc.                     51.0500            1.53               9,903.70
        359     Bristol-Myers Squibb Company                       27.1500            4.13               9,746.85
        231     Clorox Company                                     42.6500            2.06               9,852.15
        171     Colgate-Palmolive Company                          57.9500            1.66               9,909.45
        420     ConAgra Foods, Inc.                                23.6000            4.19               9,912.00
        194     Emerson Electric Company                           51.1000            3.07               9,913.40
        115     Johnson Controls, Inc.                             85.6000            1.68               9,844.00
        226     Pepsico, Inc.                                      44.5000            1.44              10,057.00
        287     Pfizer, Inc.                                       34.1500            1.76               9,801.05
        324     Rohm and Haas Company                              31.0300            2.71              10,053.72
        521     Schering-Plough Corporation                        18.6000            3.66               9,690.60
        332     Sysco Corporation                                  30.0400            1.46               9,973.28
        176     William Wrigley, Jr. Company                       56.2300            1.57               9,896.48
 ----------                                                                                         -------------
      4,285                                                                                         $  148,216.24
 ==========                                                                                         =============



See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500 Index"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.

     These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
-----------------------------------------------------------------------------------------------------------------------
                     STRATEGY                 S&P 500                                     STRATEGY              S&P 500
  YEAR                STOCKS                   INDEX                YEAR                   STOCKS                INDEX
  ---------------------------------------------------------------------------------------------------------------------
  1977                (7.45)%                 (7.16)%               1990                    0.48%               (3.13)%
  1978                 8.28                    6.39                 1991                   26.67                30.00
  1979                25.60                   18.19                 1992                   12.47                 7.43
  1980                20.87                   31.52                 1993                    1.92                 9.92
  1981                 6.59                   (4.84)                1994                   10.27                 1.28
  1982                20.80                   20.37                 1995                   38.28                37.11
  1983                23.94                   22.31                 1996                   12.72                22.68
  1984                 9.88                    5.97                 1997                   32.96                33.10
  1985                29.13                   31.05                 1998                   14.58                28.58
  1986                28.56                   18.54                 1999                  (13.43)               20.89
  1987                 4.03                    5.67                 2000                   12.32                (9.10)
  1988                40.97                   16.34                 2001                    4.04               (11.88)
  1989                34.48                   31.21                 2002                  (13.34)              (22.10)
                                                                    Through 6/30/03         1.37                11.76



See "Notes to Hypothetical Performance Tables".

SELECT S&P CORE PORTFOLIO

   The Portfolio follows a simple investment strategy developed and implemented by Standard & Poor's, a division of the McGraw-Hill Companies, Inc. (the "Portfolio Consultant"). Beginning with the Standard & Poor's 500 Index, rank the stocks by gross profit margin and select the 50 stocks with the highest gross margin. Eliminate any stock not ranked either "4" or "5" by Standard & Poor's Stock Appreciation Ranking System (STARS). Finally, rank the remaining stocks by price to sales ratio and buy up to twenty stocks with the lowest price to sales ratios and hold them for approximately one year. When the Portfolio terminates, you can elect to follow the strategy by redeeming your Units and reinvesting the proceeds in a new portfolio, if available. There is a possibility that the strategy could produce a portfolio of less than twenty stocks in the current Portfolio or a future trust, if available. In particular, the strategy produced only 18 stocks for the current Portoflio.

   Gross profit margin is defined as a company's total revenue minus cost of goods sold divided by total revenue.

     Standard & Poor's introduced its Stock Appreciation Ranking System (STARS) on December 31, 1986. The STARS ranking reflects the opinion of Standard & Poor's on the price appreciation potential of approximately 1,200 stocks for the next 6-12 month period.

     These rankings are not intended to predict price movements. The price to sales ratio is defined as a company's stock price divided by the company's reported sales per share from the previous year. The price to sales ratio screen seeks to prevent selecting overvalued stocks.

     "Standard & Poor's," "STARS" and "S&P" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Van Kampen Funds Inc. and the Portfolio. The Portfolio is not sponsored, managed, sold or promoted by Standard & Poor's.

     The Portfolio is designed as part of a long-term investment strategy. You may achieve more consistent overall results by following the strategy over several years. For more information see "Special Redemption and Rollover".



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT             COST OF
NUMBER                                                     MARKET VALUE         DIVIDEND            SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                        PER SHARE (2)        YIELD (3)           PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         --------------
        128     Amgen, Inc.                                $       65.9400            0.00%         $    8,440.32
        127     Apache Corporation                                 65.0600            0.61               8,262.62
        285     Biomet, Inc.                                       28.6900            0.35               8,176.65
        482     Cisco Systems, Inc.                                16.7900            0.00               8,092.78
        119     Eli Lilly and Company                              68.9700            1.94               8,207.43
        124     Fannie Mae                                         67.4400            2.31               8,362.56
        159     Johnson & Johnson                                  51.7000            1.86               8,220.30
        256     Linear Technology Corporation                      32.3800            0.74               8,289.28
        169     MBIA, Inc.                                         48.7500            1.64               8,238.75
        173     Medtronic, Inc.                                    47.9700            0.60               8,298.81
        319     Microsoft Corporation                              25.6400            0.31               8,179.16
        239     Pfizer, Inc.                                       34.1500            1.76               8,161.85
        206     State Street Corporation                           39.4000            1.42               8,116.40
        185     Symantec Corporation                               43.9100            0.00               8,123.35
        333     U.S. Bancorp                                       24.5000            3.35               8,158.50
        181     Wyeth                                              45.5500            2.02               8,244.55
        185     Zimmer Holdings, Inc.                              45.0500            0.00               8,334.25
        163     Zions Bancorporation                               50.6000            1.66               8,247.80
 ----------                                                                                         -------------
      3,833                                                                                         $  148,155.36
 ==========                                                                                         =============



See "Notes to Portfolios".

HYPOTHETICAL STRATEGY PERFORMANCE

   The table below compares the hypothetical total return of stocks selected using the Portfolio's investment strategy (the "Strategy Stocks") with the stocks in the Standard & Poor's 500 Index ("S&P 500"). Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks. The table illustrates a hypothetical investment in the Strategy Stocks at the beginning of each year -- similar to buying Units of the Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year. The Portfolio's strategy only resulted in 19 Strategy Stocks in 1988. The strategy resulted in 20 stocks in all other years, however, the strategy only resulted in 18 stocks for the current Portoflio.

   These hypothetical returns are not actual past performance of the Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Portfolio may differ because the Portfolio has a 15 month life that is not based on a calendar year investment cycle. For more information about the total return calculations, see "Notes to Hypothetical Performance Tables".



                            HYPOTHETICAL TOTAL RETURN
---------------------------------------------------------------------------------------------------------------------
  YEAR            STRATEGY STOCKS             S&P 500             YEAR                STRATEGY STOCKS         S&P 500
  -------------------------------------------------------------------------------------------------------------------
  1987                 7.43%                   5.67%              1995                   44.08%                37.11%
  1988                12.03                   16.34               1996                   23.98                 22.68
  1989                37.38                   31.21               1997                   22.17                 33.10
  1990                 2.07                   (3.13)              1998                   27.97                 26.58
  1991                54.40                   30.00               1999                   25.76                 20.89
  1992                 3.93                    7.43               2000                   10.12                 (9.10)
  1993                26.72                    9.92               2001                  (10.62)               (11.88)
  1994                 8.74                    1.28               2002                  (23.02)               (22.10)
                                                                  Through 6/30/03        11.09                 11.76



See "Notes to Hypothetical Performance Tables".

NOTES TO HYPOTHETICAL PERFORMANCE TABLES

   The stocks for each strategy for each period were identified by applying the applicable Portfolio strategy on the first trading day of the period on the principal trading exchange. It should be noted that the stocks in any table are not the same stocks from year to year and may not be the same stocks as those included in any Portfolio. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the first trading day of the period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the first trading day of the period and reducing this amount by typical Portfolio expenses and sales charges. Adjustments were made to reflect events such as stock splits and corporate spin-offs. Total return does not take into consideration taxes that will be incurred by Unitholders. With respect to foreign securities, all values are converted into U.S. dollars using the applicable currency exchange rate.

   These tables represent hypothetical past performance of the Portfolio strategies (not the Portfolios) and are not guarantees or indications of future performance of any Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the tables for several reasons including, among others: the total return figures in the tables do not reflect taxes; the Portfolios are established at different times of the year; a Portfolio may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that any Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg L.P., Dow Jones Corporation, Ibbotson Associates, Factset, Compustat, Morgan Stanley Capital International and Standard &Poor's. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

NOTES TO PORTFOLIOS

   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on June 30, 2003 and have settlement dates of July 2, 2003 and July 3, 2003 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                     PROFIT
                                                   COST TO          (LOSS) TO
                                                   SPONSOR           SPONSOR
                                                ------------      ------------
          Select 10 Industrial Portfolio        $   148,336        $      --
          Select 5 Industrial Portfolio         $   148,428        $      --
          EAFE Select 20 Portfolio              $   148,686        $      55
          Select S&P Industrial Portfolio       $   148,216        $      --
          Select S&P Core Portfolio             $   148,123        $      32

          "+" indicates that the stock was issued by a foreign company.


   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.




     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

   SELECT 10 INDUSTRIAL PORTFOLIO

     Altria Group, Inc. Altria Group, Inc. is the parent company of Kraft Foods, Philip Morris International, Philip Morris USA, and Philip Morris Capital Corporation. The company is also a shareholder in the brewer, SABMiller Plc. Altria's brands include Marlboro cigarettes, Oreo cookies, Kraft cheeses, Maxwell House coffee, Nabisco crackers, and Philadelphia cream cheese.

   AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

     Du Pont (E. I.) de Nemours and Company. Du Pont (E. I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

   Eastman Kodak Company. Eastman Kodak Company develops, manufactures, and markets imaging products. The company provides professional and consumer digital cameras, laser images for radiologists and photographic films for professionals and amateurs. Kodak also provides digital services for cinematographers, document scanners, aerial images, digital printers for commercial customers, and flat panel displays.

   Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

   General Motors Corporation. General Motors Corporation manufactures and sells vehicles worldwide under the Chevrolet, Buick, Cadillac, Oldsmobile, Pontiac, Saturn, and GMC names. The company also has financing and insurance operations. In addition, General Motors produces products and provides services in other industries such as satellite and wireless communications.

     Honeywell International, Inc. Honeywell International, Inc. is a diversified technology and manufacturing company with operations around the world. The company provides aerospace products and services, control technologies, automotive products, and power generation systems. Honeywell also provides specialty chemicals, fibers, plastics, and electronic and advanced materials.

   International Paper Company. International Paper Company produces and distributes printing paper, packaging, forest products, and chemical products. The company operates specialty businesses in global markets as well as a broadly based distribution network. International Paper exports its products worldwide.

     J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.


   SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

   SELECT 5 INDUSTRIAL PORTFOLIO

   AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

   Eastman Kodak Company. Eastman Kodak Company develops, manufactures, and markets imaging products. The company provides professional and consumer digital cameras, laser images for radiologists and photographic films for professionals and amateurs. Kodak also provides digital services for cinematographers, document scanners, aerial images, digital printers for commercial customers, and flat panel displays.

     Honeywell International, Inc. Honeywell International, Inc. is a diversified technology and manufacturing company with operations around the world. The company provides aerospace products and services, control technologies, automotive products, and power generation systems. Honeywell also provides specialty chemicals, fibers, plastics, and electronic and advanced materials.

     J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance. J.P. Morgan Chase serves business enterprises, institutions, and individuals.

   SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

   EAFE SELECT 20 PORTFOLIO

   Aegon NV. Aegon NV offers life and health insurance, and related pension, savings, and investment products in Europe and North America. The company also offers property and casualty insurance in the Netherlands, Spain, and Hungary, and financial services including banking, equipment lease financing, and mortgage lending.

   Boots Group Plc. Boots Group Plc manufactures and sells health and personal care products, via retail pharmacies and stores throughout the world. The group offers a range of wellbeing services, encompassing dentistry and chiropody, optician services via nearly 300 Boots Optician stores.

   Brisa-Auto Estradas de Portugal, SA. Brisa-Auto Estradas de Portugal, SA designs, builds, operates and maintains a system of motorways in Portugal under a concession from the state, to expire in 2032. When completed in 2004, the network will cover 1,114 kilometers and link most of the major population centers in Portugal. The company's longest motorway is the primary route between Lisbon and Porto.

   Corio NV. Corio NV is a closed-end real estate fund registered in the Netherlands. The fund's portfolio consists primarily of retail properties, but also offices and industrial properties in The Netherlands, France, Italy, and Spain.

   Fortum Oyj. Fortum Oyj provides a full range of energy related products and services. The company's activities cover the generation, distribution, and sale of electricity and heat and steam, as well as the production, refining, and marketing of oil, operation of power plants, and energy-related services. Forum operates worldwide but mainly in Northern Europe.

   Foster's Group Limited. Foster's Group Limited manufactures and markets alcoholic and non-alcoholic beverages and has a major investment in licensed properties. The company brews a number of branded beers, including "Foster's Lager", "Victoria Bitter" and "Carlton Cold". The group also produces wine through it's holding of Beringer Blass. The company also manages property assets through Lensworth.

   General Property Trust. General Property Trust is a property trust that manages and invests in retail, office, industrial and hotel/tourism properties throughout Australia. The commercial property portfolio includes Riverside Centre and MLC Centre while the retail properties include Charlestown Square and Penrith Plaza. The trust's hotel/tourism property is the Ayers Rock Resort.

     Gecina. Gecina is active in the real estate market in France. The company develops, sells and rents residential and commercial buildings in Paris, its suburbs and the French provinces.

     Hongkong Electric Holdings Limited. Hongkong Electric Holdings Limited generates and supplies electricity and provides engineering consultancy and project management services.

   ING Groep NV. ING Groep NV offers financial services to individuals, corporations, and other institutions. The company offers corporate, investment, and private banking services, asset and portfolio management, treasury services, and insurance. ING Groep has offices throughout the world.

   Kone Oyj. Kone Oyj is an engineering and service company. The company develops, manufactures, installs, services, and modernizes elevators, escalators, autowalks, and automatic building doors. Kone's subsidiary Partek offers material handling and earth-moving equipment such as loader cranes, forklifts, forest machines, and tractors. The company sells its products worldwide.

   Land Securities Group Plc. Land Securities Group Plc is a property investment and management company. The group invests in real estate, including offices, shops and shopping centres, out of town retail locations, supermarkets and industrial/warehouse facilities through-out the United Kingdom. Land Securities' portfolio also consists of a small percentage of hotel, leisure and residential properties.

   Mirvac Group. Mirvac Group operations include property investment, management and development in Australia and New Zealand. The group is also involved in hotel ownership and management. The group's portfolio includes over thirty office, commercial and industrial properties.

   Scottish and Southern Energy Plc. Scottish and Southern Energy Plc generates, transmits, distributes and supplies electricity to industrial, commercial and domestic customers in England, Wales and Scotland. The group also provides electrical and utility contracting services, environmental control systems for the pharmaceutical and manufacturing sectors, and supplies natural gas.

   Slough Estates Plc. Slough Estates Plc invests in and owns real estate properties, including a portfolio of office and retail developments. Slough acquires, develops, manages and owns properties in the United Kingdom, Canada, the United States, France, Belgium and Germany. The group holds interests in two companies that provide leveraged buy-out interests. They also own and operate a power station.

   Stockland. Stockland is a property trust which invests and manages in retail and commercial properties in Australia. The group is also involved in residential land development for subdivision and sale used for residential homes, town houses and retirement units.

   Vinci SA. Vinci SA builds roads, offers electrical, mechanical, and civil engineering and construction services, and operates toll roads. The company builds and maintains roads and produces road construction materials, installs fire protection and power and ventilation systems, and operates toll highways, bridges, parking garages, and a stadium.

   Wesfarmers Limited. Wesfarmers Limited is a diversified company that manufactures fertilizers and chemicals. Wesfarmers processes and distributes gas and mines and produces coal, retails building materials and hardware and has forestry and timber production operations as well as providing rural and insurance services. Wesfarmers also supplies and distributes industrial safety products and services.

   Westfield Trust. Westfield Trust is a retail property trust which owns regional shopping centers throughout Australia and New Zealand. The shopping centers provide goods and services through independent retailers, including department stores, discount stores, supermarkets, hardware stores, specialty chains, and cinemas.

   Wolters Kluwer NV. Wolters Kluwer NV publishes legal, tax, and business, health and science, and educational materials. The company publishes loose-leaf publications, magazines, reference CDs, online databases, and tax compliance software packages. Wolters Kluwer publishes information for specific occupational and industrial groups.

   SELECT S&P INDUSTRIAL PORTFOLIO

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Albertson's, Inc. Albertson's, Inc. operates a retail food-drug chain in various states across the United States. The company's stores consist of combination food-drug stores, conventional supermarkets, and warehouse stores. Albertson's retail operations are supported by company-owned distribution centers.

   Anheuser-Busch Companies, Inc. Anheuser-Busch Companies, Inc. produces and distributes beer under brand names such as Budweiser, Michelob, and Busch. The company also manufactures beverage cans, recycles aluminum cans for conversion into new can sheets, manufactures labels, and operates rice milling and barley seed processing plants. In addition, Anheuser-Busch owns and operates theme parks.

   Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, wound management, nutritional supplements, infant formulas, and hair and skin care products.

   Clorox Company. Clorox Company produces and markets non-durable consumer products sold primarily through grocery and other retail stores. The company's principal products include household cleaning and bleach products, charcoal, cat litter, automotive care products, dressings, and trash bags. Clorox markets its products in the United States and other countries around the world.

   Colgate-Palmolive Company. Colgate-Palmolive Company is a consumer products company that markets its products throughout the world. The company's products include toothpaste, toothbrushes, shampoos, deodorants, bar and liquid soaps, dishwashing liquid, and laundry products, among others. Colgate-Palmolive's products are sold under brand names such as Colgate, Palmolive, Mennen, Ajax, and Science Diet.

     ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets for retail consumers, restaurants and institutions. The company's operations are classified into four segments: packaged foods, food ingredients, agricultural products and meat processing. Conagra's products include brands such as Hunt's, Healthy Choice, Butterball, Banquet, Bumble Bee, Reddi-wip, Orville, Redenbacher's and Slim Jim.

   Emerson Electric Company. Emerson Electric Company manufactures and markets electrical, electromechanical, and electronic products and systems. The company produces a variety of products, including process control, industrial automation, electronics, appliance components, and electric motors. Emerson sells its products around the world.

     Johnson Controls, Inc. Johnson Controls, Inc. markets automotive systems and building controls. The company supplies seating systems, interior systems, and batteries. Johnson Controls also provide building control systems and services, energy management, and integrated facility management.

   PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Gatorade, and Tropicana Pure Premium, as well as foods such as Lay's potato chips, Doritos tortilla chips, and Quaker oats. PepsiCo owns the international rights to the brand 7UP.

     Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

   Rohm and Haas Company. Rohm and Haas Company is a manufacturer of specialty chemicals. The company manufactures acrylic polymers, consisting of adhesives, coatings, polymers, monomers, and plastic additives. Rohm and Haas' chemical specialties include ion exchange and consumer and industrial specialties. They also manufacture electronic materials and salt.

   Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

   Sysco Corporation. Sysco Corporation is a foodservice marketing and distribution organization, providing food and related products and services to customers in the United States and portions of Canada. The company also distributes personal care guest amenities, housekeeping supplies, room accessories, and textiles to the lodging industry. In addition, Sysco supplies health and beauty aid products.

     William Wrigley Jr. Company. William Wrigley Jr. Company manufactures and sells chewing gum in the United States and overseas. The company markets its products primarily through wholesalers, corporate chains, and cooperative buying groups that distribute through retail outlets. Wrigley's products include brand names such as Wrigley's Spearmint, Juicy Fruit, Big Red, Winterfresh, Freedent, Extra and Orbit.

   SELECT S&P CORE PORTFOLIO

     Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

     Apache Corporation. Apache Corporation explores for and produces natural gas, crude oil, and natural gas liquids. The company has operations in North America, Egypt, Western Australia, Poland, and the People's Republic of China.

   Biomet, Inc. Biomet, Inc. and its subsidiaries design, manufacture, and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy. The company's products include reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, and other products sold worldwide.

     Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products for the Internet. The company's Internet Protocol-based networking solutions are installed at corporations, public institutions and telecommunication companies worldwide. The company's solutions transport data, voice, and video within buildings, across campuses, and around the world.

   Fannie Mae. Fannie Mae buys and holds mortgages, and issues and sells guaranteed mortgage-backed securities to facilitate housing ownership for low to middle-income Americans. The company was chartered by the United States Congress, but went public in 1970.

   Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

   Eli Lilly and Company. Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products, endocrine products, anti-infectives, cardiovascular agents, oncology products, an antiulcer agent, and animal health products.

   Linear Technology Corporation. Linear Technology Corporation designs, manufactures, and markets a line of linear integrated circuits. The company's products are used in a variety of applications including telecommunications, cellular telephones, networking products and satellite systems, notebook and desktop computers, computer peripherals, video/multimedia, and military and space systems.

   MBIA, Inc. MBIA, Inc., through its subsidiaries, is a financial guarantor and a provider of specialized financial services. The company provides products and services that meet the credit enhancement, financial, and investment needs of its public and private clients worldwide.

     Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

   Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

     Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

   State Street Corporation. State Street Corporation services institutional investors and manages financial assets worldwide. The company's products and services include custody, accounting, administration, daily pricing, international exchange services, cash management, financial asset management, securities lending, and investment advisory services.

   Symantec Corporation. Symantec Corporation provides Internet security technology. The company offers a variety of content security solutions to individuals and companies. Solutions for enterprise customers include anti-virus protection, Internet content and e-mail filtering, and mobile code detection technologies.

     U.S. Bancorp. U.S. Bancorp is a diversified financial services company that provides lending and depository services, cash management, foreign exchange and trust and investment management services. The company also engages in credit card services, mortgage banking, insurance, brokerage, leasing and investment banking. U.S. Bancorp operates in the Midwest and Western United States.

   Wyeth. Wyeth is a research-driven pharmaceutical and health care products company. The company discovers, develops, manufactures, and markets pharmaceuticals, vaccines, biotechnology products, and non-prescription medicines that improve the quality of life for people worldwide. Wyeth's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

     Zimmer Holdings, Inc. Zimmer Holdings, Inc., through its subsidiary, designs, develops, manufactures, and markets orthopedic reconstructive implants and fracture management products. The company also manufactures and markets other products relating to orthopedic and general surgery. Zimmer markets its products in the United States and other countries around the world.

   Zions Bancorporation. Zions Bancorporation is a bank holding company that operates full-service banking offices in Arizona, California, Colorado, Idaho, Nevada, New Mexico, Utah, and Washington. The company also offers an array of investment, mortgagee, insurance, and electronic commerce services. In addition, Zions provides financing solutions for small businesses across the United States.





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 395:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 395 as of July 1, 2003. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 395 as of July 1, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   July 1, 2003



                             STATEMENTS OF CONDITION
                               AS OF JULY 1, 2003
                                                                                             SELECT 10        SELECT 5
                                                                                            INDUSTRIAL       INDUSTRIAL
INVESTMENT IN SECURITIES                                                                     PORTFOLIO        PORTFOLIO
                                                                                           -------------    -------------
Contracts to purchase Securities (1)                                                       $     148,336    $     148,428
                                                                                           -------------    -------------
     Total                                                                                 $     148,336    $     148,428
                                                                                           =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                                               $         168     $         315
     Deferred sales charge liability (3)                                                          2,023             2,024
     Creation and development fee liability (4)                                                     899               900
Interest of Unitholders--
     Cost to investors (5)                                                                      149,840           149,930
     Less: Gross underwriting commission, creation and development
         fee and organization costs (2)(4)(5)(6)                                                  4,594             4,741
                                                                                           -------------    -------------
         Net interest to Unitholders (5)                                                        145,246           145,189
                                                                                           -------------    -------------
     Total                                                                                 $    148,336     $     148,428
                                                                                           =============    =============
Units outstanding                                                                                14,984            14,993
                                                                                           =============    =============
Net asset value per Unit                                                                   $       9.765    $       9.765
                                                                                           =============    =============


--------------------------------------------------------------------------------

 (1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(6)Assumes the maximum sales charge.




                             STATEMENTS OF CONDITION
                               AS OF JULY 1, 2003
                                                                              EAFE          SELECT S&P         SELECT
                                                                            SELECT 20       INDUSTRIAL        S&P CORE
INVESTMENT IN SECURITIES                                                   PORTFOLIO         PORTFOLIO        PORTFOLIO
                                                                          -------------    -------------    -------------
Contracts to purchase Securities (1)                                      $     148,741    $     148,216    $     148,155
                                                                          -------------    -------------    -------------
     Total                                                                $     148,741    $     148,216    $     148,155
                                                                          =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                               $         613    $         327    $         616
     Deferred sales charge liability (3)                                          2,028            2,021            2,020
     Creation and development fee liability (4)                                     902              898              898
Interest of Unitholders--
     Cost to investors (5)                                                      150,250          149,720          149,660
     Less: Gross underwriting commission, creation and
         development fee and organization costs (2)(4)(5)(6)                      5,052            4,750            5,039
                                                                          -------------    -------------    -------------
         Net interest to Unitholders (5)                                        145,198          144,970          144,621
                                                                          -------------    -------------    -------------
         Total                                                            $     148,741    $     148,216    $     148,155
                                                                          =============    =============    =============
Units outstanding                                                                15,025           14,972           14,966
                                                                          =============    =============    =============
Net asset value per Unit                                                  $       9.765    $       9.765    $       9.765
                                                                          =============    =============    =============


--------------------------------------------------------------------------------

(1)The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2)A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

(3)Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4)The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5)The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(6)Assumes the maximum sales charge.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities which are components of major stock market indexes. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually and who are seeking to achieve a better performance than the related index.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is to provide an above average total return by investing in a portfolio of actively traded equity securities selected using the Portfolio's investment strategy. We describe the investment strategy for each Portfolio in the individual Portfolio sections beginning on page 4. There is no assurance that a Portfolio will achieve its objective.

   The publishers of the indexes have not participated in any way in the creation of the Portfolios or in the selection of stocks included in the Portfolios and have not approved any information herein relating thereto. With the exception of the EAFE Index, the publishers of these indexes are not affiliated with the Sponsor.

   The Portfolios were selected by implementing each strategy as of the close of business on June 25, 2003 (the "Selection Time"). In the case of securities traded on a United States securities exchange, dividend yield is computed by annualizing the last dividend declared and dividing the result by the market value at the Selection Time. In the case of securities traded on a foreign securities exchange, dividend yield is computed by adding the most recent interim and final dividends declared and dividing by the market value at the Selection Time.

   The Portfolios seek to achieve better performance than the related indexes through similar investment strategies. Investment in a number of companies having high dividends relative to their stock prices or low price to book ratios (because their stock prices may be undervalued) is designed to increase the potential for higher returns over time. The investment strategies are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust every twelve months.

   SELECT 10 INDUSTRIAL PORTFOLIO. The table below compares the price return component of the hypothetical total return of stocks selected using the Select 10 Industrial Portfolio's investment strategy. Total return includes any dividends paid on the stocks together with any increase or decrease in the value of the stocks (the "price return"). The table illustrates a hypothetical investment in the strategy stocks at the beginning of each year -- similar to buying Units of the Select 10 Industrial Portfolio, redeeming them after one year and reinvesting the proceeds in a new portfolio each year. These hypothetical returns are not actual past performance of the Select 10 Industrial Portfolio or prior series but do reflect the sales charge or expenses you will pay. Of course, these hypothetical returns are not guarantees of future results and the value of your Units will fluctuate. You should note that the returns shown below are annual returns based on a calendar year investment. The performance of the Select 10 Industrial Portfolio may differ because the Select 10 Industrial Portfolio has a 14 month life that is not based on a calendar year investment cycle.

           SELECT 10 HYPOTHETICAL STRATEGY
     -----------------------------------------------
                      PRICE                  TOTAL
     YEAR            RETURN                 RETURN
     -----------------------------------------------
     1973              -4.64%                  0.78%
     1974             -10.29%                 -2.87%
     1975              45.47%                 53.52%
     1976              25.65%                 32.75%
     1977              -9.73%                 -3.91%
     1978              -9.10%                 -2.06%
     1979               2.43%                 10.81%
     1980              16.55%                 25.08%
     1981              -3.02%                  5.35%
     1982              15.67%                 23.90%
     1983              28.38%                 36.76%
     1984             -10.33%                  3.66%
     1985              20.05%                 27.28%
     1986              21.83%                 32.65%
     1987              -1.20%                  3.93%
     1988              13.78%                 22.50%
     1989              16.51%                 23.11%
     1990             -14.75%                 -9.71%
     1991              25.97%                 32.94%
     1992              -7.26%                  5.70%
     1993              14.67%                 24.78%
     1994              -2.08%                  2.01%
     1995              22.04%                 34.47%
     1996              21.95%                 25.89%
     1997              15.18%                 19.41%
     1998               5.55%                  8.41%
     1999              -2.99%                  1.42%
     2000               0.53%                  3.52%
     2001              -9.92%                 -6.83%
     2002             -14.37%                -10.85%

   The stocks for the strategy for each period were identified by applying the Select 10 Industrial Portfolio strategy on the first trading day of the period on the principal trading exchange. It should be noted that the stocks in the table are not the same stocks from year to year and may not be the same stocks as those included in the Select 10 Industrial Portfolio. Total return for each period was calculated by (1) subtracting the closing sale price of the stocks on the first trading day of the period from the closing sale price of the stocks on the last trading day of the period, (2) adding dividends paid during that period and (3) dividing the result by the closing sale price of the stocks on the first trading day of the period and reducing this amount by typical Select 10 Industrial Portfolio expenses and sales charges. Price return does not include the dividends added in (2) in the preceding sentence. Adjustments were made to reflect events such as stock splits and corporate spin-offs. The returns do not take into consideration taxes that will be incurred by Unitholders.

   The table represents hypothetical past performance of the Select 10 Industrial Portfolio strategy (not the Select 10 Industrial Portfolio) and is not a guarantee or indication of future performance of the Select 10 Industrial Portfolio. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the table for several reasons including, among others: the total return figures in the table does not reflect taxes; the portfolios are established at different times of the year; the Portfolio may not be able to invest equally in the Securities and may not be fully invested at all times; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; and currency exchange rates will be different. In addition, both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect actual returns. There can be no assurance that the Select 10 Industrial Portfolio will outperform the related stock index over its life or future rollover periods, if available. The sources for the information contained in the tables are Bloomberg L.P., Dow Jones Corporation, Ibbotson Associates, Factset, Compustat and Standard & Poor's. The Sponsor has not independently verified the data obtained from these sources but has no reason to believe that this data is incorrect in any material respect.

     EAFE SELECT 20 PORTFOLIO. By investing in foreign stocks, you may benefit from added diversification than by concentrating in United States securities alone. Over the 10 year period ended March 31, 2003, the best performing developed market stock indices as measured in average annual total return included Finland (22.01%), Sweden (9.37%) and Switzerland (8.10%). (Source:
Morgan Stanley Capital International.) Approximately 43.8% of the companies in the Morgan Stanley World Index are non-U.S. companies. (Source: FactSet.) Foreign stock prices may not move in tandem with U.S. stocks because factors that impact the U.S. may not have the same effect on another country. The following table compares total returns over the last five years for varying types of stocks. (Source: Lipper.)

                     2002   2001    2000     1999    1998
-----------------------------------------------------------
International       -15.94% -21.44% -14.17%  26.96%  20.00%
Large-cap Growth    -27.88  -20.42  -22.42   33.16   38.71
Large-cap Value     -15.52   -5.59    7.01    7.35   15.63
Small-cap Growth    -30.26   -9.23  -22.43   43.09    1.23
Small-cap Value     -11.43   14.02   22.83   -1.49   -6.45
S&P 500 Index       -22.09  -11.88   -9.10   21.03   28.60


   The examples shown herein are for illustrative purposes only and do not represent the performance of any particular investment. Past performance is no guarantee of future results. It is not possible to invest directly in an index and these returns do not reflect any sales charges or fees that would be paid by an investor purchasing the securities they represent. Such costs would lower performance. "International" is represented by the Morgan Stanley Capital International EAFE Index, a free float-adjusted market capitalization index that is designed to measure developed market equity performance of Europe, Australia and Asia. The performance of the index is listed in U.S. dollars and assumes reinvestment of net dividends. "Net dividends" reflects a reduction in dividends after taking into account withholding of taxes by certain foreign countries represented in the Index. "Large-Cap Growth" is represented by the Russell 1000 Growth Index, which measures the performance of those Russell 1000 Index companies with higher price-to-book ratios and higher forecasted growth values. "Large-Cap Value" is represented by the Russell 1000 Value Index, which measures the performance of those Russell 1000 Index companies with lower price-to-book ratios and lower forecasted growth values. "Small-Cap Growth" is represented by the Russell 2000 Growth Index, which measures the performance of those Russell 2000 Index companies with higher price-to-book ratios and higher forecasted growth values. "Small-Cap Value" is represented by the Russell 2000 Value Index, which measures the performance of those Russell 2000 Index companies with lower price-to-book ratios and lower forecasted growth values. The "S&P 500 Index" is a broad-based index maintained by Standard & Poor's, the performance of which is based on the performance of 500 widely held common stocks chosen for market size, liquidity and industry group representation.

   You may be able to help to manage risk in your overall investment portfolio by diversification among different types of stocks. If you already own U.S. stocks, you might consider diversifying your overall portfolio by investing in foreign stocks. Consider three portfolios: 100% domestic, 100% foreign, and 60% domestic/40% foreign. For the ten year period ended December 31, 2002, these three hypothetical portfolios exhibited a standard deviation of 15.47%, 15.43% and 14.35%, respectively. Domestic stocks are represented by the S&P 500 Index and international stocks are represented by the MSCI EAFE Index. (Source:
Lipper.) Standard deviation represents the degree to which an investment's performance has varied from its average performance over a particular period. Standard deviation is based on past performance and is no guarantee of future results.

   The Morgan Stanley Capital International EAFE Index is the exclusive property of Morgan Stanley Capital International Inc. and has been licensed for use by Van Kampen Funds Inc. and the Portfolio. MSCI is a service mark of Morgan Stanley Capital International Inc. The EAFE Select 20 Portfolio is not sponsored, endorsed, sold or promoted by Morgan Stanley Capital International Inc. or Morgan Stanley & Co. Incorporated (collectively, "MS"). Neither MS nor any other party makes any representation or warranty, express or implied, to the owners of this trust or any member of the public regarding the advisability of investing in unit investment trusts generally or in the EAFE Select 20 Portfolio particularly or the ability of the MSCI EAFE Index to track general stock market performance.

   GENERAL. The Portfolio Consultant of the Select S&P Industrial and Select S&P Core Portfolios is not an affiliate of the Sponsor. The Portfolio Consultant may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant may act as agent or principal in connection with the purchase and sale of equity securities, including the Securities, and may act as a market maker in the Securities. The Portfolio Consultant also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.

   Neither the Portfolio Consultant nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant or Sponsor applied the selection criteria to the Securities for inclusion in the Portfolios as of the applicable Selection Time. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.

   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

     STRATEGY CORRELATION. Each Portfolio involves the risk that its performance will not sufficiently correspond with the hypothetical performance of the Portfolio's investment strategy. This can happen for reasons such as:

     o the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

     o strategy performance is based on a calendar year strategy while the Portfolios are created at various times during the year and have 14 and 15 month terms,

     o    a Portfolio may not be fully invested at all times, and

     o    fees and expenses of a Portfolio.

   In addition, the stock selection strategy of a Portfolio may not be successful in identifying stocks that appreciate in value or pay significant dividends. A Portfolio may not achieve its objective if this happens.

   INDUSTRY CONCENTRATIONS. Your Portfolio may invest significantly in certain industries. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Consumer Product and Retail Issuers. The Select 10 Industrial Portfolio and the Select S&P Industrial Portfolio invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   Financial Services Companies. The Select S&P Core Portfolio invests significantly in banks and other financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Health Care Issuers. The Select S&P Industrial Portfolio and the Select S&P Core Portfolio invest significantly in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Industrials. The Select 10 Industrial Portfolio invests significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.

   TELECOMMUNICATIONS COMPANIES. The Select 5 Industrial Portfolio invests significantly in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by the Trust. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances.

   Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

   Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.

   Real Estate issuers. The EAFE Select 20 Portfolio invests significantly in real estate investment companies. Any negative impact on this industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these companies before you invest. Many factors can have an adverse impact on the performance of a particular company, including its cash available for distribution, the credit quality of a particular company or the real estate industry generally. The success of these companies depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact these companies, their future earnings and share prices.

     Risks associated with the direct ownership of real estate include, among other factors,

     o    general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    the financial health of tenants,

     o    overbuilding and increased competition for tenants,

     o    oversupply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. Properties owned by a company may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that real estate companies may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires Securities at or near the top of the cycle, there is increased risk of a decline in value of the Securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. These companies are also subject to defaults by borrowers and the market's perception of the industry generally.

   These companies require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, real estate companies historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when real estate companies continue to issue stock when real estate prices are relatively high and stock prices are relatively low.

   FOREIGN STOCKS. Because the EAFE Select 20 Portfolio invests exclusively in foreign stocks, this Portfolio involves additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. This Portfolio also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. This Portfolio involves the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S.

   EUROPE. The EAFE Select 20 Portfolio may invest in stocks principally traded in Europe. This Portfolio involves additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in the European Economic and Monetary Union (EMU) seeking to develop a unified European economy. For this reason and others, many European countries have experienced significant political, social and economic change in recent years. Any negative consequences resulting from these changes could affect the value of your Portfolio.

   On January 1, 1999, eleven EMU member countries introduced a new European currency called the Euro. This may result in uncertainties for European securities markets and operation of your Portfolio. This introduction requires the redenomination of European debt and equity securities over a period of time. This could result in various accounting differences and/or tax treatments that otherwise would not likely occur. As part of the Euro conversion, participating countries will no longer control their own monetary policies by directing independent interest rates or currency transactions. Instead, a new European Central Bank has authority to direct monetary policy, including money supply of the national currencies of the participating countries to the Euro. Certain EMU members, including the United Kingdom, are not implementing the Euro at this time. This could raise additional questions and complications within European markets. European markets could face significant difficulties if the Euro introduction does not take place as planned. These difficulties could include such things as severe currency fluctuations and market disruptions. No one can predict whether all phases of the conversion will take place as scheduled or whether future difficulties will occur. No one can predict the impact of the conversion. All of these issues could have a negative impact on the value of your Units.

   PACIFIC REGION. The EAFE Select 20 Portfolio may also invest in stocks that principally trade in Pacific region countries. This Portfolio involves additional risks that differ from an investment in United States companies. Social, political and economic instability has been significantly greater in Pacific region countries than that typically associated with the United States and Western European countries. Any instability could significantly disrupt Pacific region markets and could adversely affect the value of Units. The MSCI Indexes seek to focus on developed countries. Nonetheless, Pacific region countries are in various stages of economic development. Some economies are substantially less developed than the U.S. economy. Adverse conditions in these countries can negatively impact the economies of countries in the region with more developed markets.

   Many of these countries depend significantly on international trade. As a result, protective trade barriers and the economic condition of their trading partners can hurt these economies. These countries may also be sensitive to world commodity prices and vulnerable to recession in other countries. While some Pacific region countries have experienced rapid growth, many countries have immature financial sectors, economic problems or archaic legal systems. Pacific region economies have experienced significant difficulties in recent years. Some of these difficulties include substantial declines in the value of currencies, gross domestic product and corporate earnings, political turmoil and stock market volatility. In 1997, a significant drop in Thailand's currency set off a wave of currency depreciations throughout South and Southeast Asia. Most of the area's stock markets fell dramatically in reaction to these events. Consumer demand in these countries has been weak due to a general reduction in global growth. Interest rates and inflation have also increased in many of these countries.

   LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc. or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses. The initial offering period sales charge is reduced as follows:

       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to the Portfolios.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       TRANSACTION
         AMOUNT*                             CONCESSION
     --------------                         ------------
Less than $25,000                              2.25%
$25,000 - $49,999                              2.10
$50,000 - $99,999                              1.85
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
------------------------------              ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

     In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates:
A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Morgan Stanley DW Inc., Prudential Securities Inc., UBS Financial Services Inc. and Wachovia Securities, Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. These purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                       0.00%
   Deferred sales charge                      0.00
                                            ------
         Transactional sales charge           0.00%
                                            ======
   Creation and development fee               0.60%
                                            ------
         Total                                0.60%
                                            ======
   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
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   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (ARO) without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the ARO CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of the EAFE Select 20 Portfolio or 25,000 or more Units of all other Portfolios (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. You should also contact your financial professional to determine if you may benefit from a tax-advantaged exchange discussed in the next section. We may discontinue this option at any time.

   IN-KIND EXCHANGES. You may be able to benefit from certain tax advantages by purchasing Units of a Portfolio through an exchange of securities and cash for Units of a Portfolio rather than purchasing Units in a full cash transaction. This option does not apply to the EAFE Select 20 Portfolio. In addition, you may be able to benefit from these tax advantages by purchasing units of a subsequent Van Kampen trust using redemption proceeds from one of the current Portfolios in a "Rollover" described in the next section. Please contact your financial professional to determine whether you are eligible to purchase Units in this manner.

   Current Van Kampen Focus Portfolios Investors. If you are a unitholder of an existing Van Kampen Focus Portfolios trust, you may be able to purchase Units of a Portfolio pursuant to the "exchange option" described in the preceding section by electing an in-kind distribution of portfolio securities from your existing Van Kampen trust and electing an in-kind deposit of Securities and, if necessary, cash with the Trustee of a current Portfolio as described in this paragraph. You or your financial professional must elect to have The Bank of New York act as agent (the "Distribution Agent") on your behalf in connection with the in-kind redemption of portfolio securities (and any cash representing fractional shares of securities) from your existing Van Kampen trust and the purchase of Units of a current Portfolio. No minimum number of Units is required to make an election for an in-kind exchange.

   The Distribution Agent will receive the portfolio securities on your behalf in connection with the in-kind redemption distribution from your existing trust pursuant to your instruction. It is anticipated that some or all of these securities received from your existing Van Kampen trust will also be included in the current Portfolio (the "Duplicate Securities"). The Distribution Agent will sell the securities that are not Duplicate Securities on your behalf and will use the cash proceeds of each sale along with the Duplicate Securities to acquire the required number of Units of the current Portfolio. If additional cash is necessary to purchase the number of Units you request, you will pay that cash to the Distribution Agent. The Distribution Agent will assemble and deposit the package of securities and cash needed to create and purchase the required number of Units of the Portfolio on your behalf. This will be accomplished through an in-kind deposit of the Duplicate Securities and any cash into the Portfolio in exchange for Units of the Portfolio. You will receive any excess cash not used to purchase Units of the Portfolio. If you acquire Units of the Portfolio offered in this prospectus pursuant to an in-kind deposit from a Van Kampen-sponsored unit investment trust, you will be eligible for a reduced sales charge. See "Public Offering--General".

   The Sponsor also currently intends to offer this in-kind redemption and in-kind deposit option in connection with purchases of units in subsequent Van Kampen unit trusts through an in-kind exchange from a Portfolio in a Rollover described in the next section. The Sponsor reserves the right to discontinue this option at any time.

   Other Investors. If you are not a unitholder of an existing Van Kampen Focus Portfolios trust, you may be able to purchase Units of a Portfolio by electing an in-kind deposit of Securities with the Distribution Agent. These investors must previously own and transfer shares of all Securities necessary to create the required number of Units of a Portfolio to the Distribution Agent to be used in an in-kind deposit and purchase of Units as described above. If you acquire Units of a Portfolio offered in this prospectus pursuant to the in-kind deposit described above and you are purchasing Units of the Portfolio with redemption or termination proceeds received from an unaffiliated unit investment trust, you may be eligible for a reduced sales charge. See "Public Offering--General

     SPECIAL REDEMPTION AND ROLLOVER. We currently intend to offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series either through a cash rollover as described in this section or through an in-kind exchange described in the preceding section, (2) receive an in-kind distribution of Securities or (3) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   Pursuant to an exemptive order, each terminating Portfolio is permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption enables each Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the Rollover). All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Portfolios (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of the stocks in the Portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
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   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Portfolios. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Security when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Portfolio asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Portfolio asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

   Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

   In addition, it should be noted that certain dividends received by a Portfolio may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

   DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning Units in a Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by the Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Securities when you redeem your Units or at your Portfolio's termination. If you do not elect to acquire units of a subsequent Van Kampen trust using Securities that you receive from the current Portfolio (described below), by electing to receive a distribution of Securities, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by your Portfolio. However, if you also receive cash in exchange for a Portfolio asset or a fractional share of a Security held by your Portfolio, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio asset or fractional share.

   CASH DISTRIBUTIONS. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be invested into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash will generally be disallowed, to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical securities or other assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND EXCHANGES. As discussed in "Rights of Unitholders--In-Kind Exchanges," you may be able to elect to purchase units of a subsequent Van Kampen trust using Securities that you receive from a current Portfolio in an in-kind distribution. If you make such an election, the trust which you will exchange into will be referred to as the "New Portfolio." The portfolio of securities to be held by the New Portfolio is expected to differ somewhat from the portfolio held by your current Portfolio. Thus, the Distribution Agent will have to adjust your pool of Securities to accomplish the exchange. Securities that are held in your Portfolio at the time of the exchange and that will also be held in the New Portfolio are referred to herein as the "Duplicate Securities." Securities that will be held in the New Portfolio but are not held in your Portfolio at the time of the exchange will be referred to herein as the "New Securities." The following discussion assumes that the New Portfolio will not be taxed as a corporation and that each unit owner will be treated as the owner of a pro rata portion of the assets held by the New Portfolio.

   If you elect an in-kind exchange, your pro rata portion of the Securities held by your Portfolio will be transferred to the Distribution Agent, as your agent, on the date of the exchange. To the extent any Securities held by your Portfolio will not be a part of the portfolio of the New Portfolio, the Distribution Agent will sell such Securities and use the proceeds to purchase, on your behalf, the requisite amount of New Securities. You will have a basis in the New Securities equal to the price paid for such New Securities by the Distribution Agent. The Distribution Agent will then contribute your pro rata portion of Duplicate Securities and the New Securities to the New Portfolio in exchange for units of the New Portfolio.

   For federal income tax purposes, you will not recognize gain or loss on the distribution of your pro rata portion of Duplicate Securities from your Portfolio. Further, you will not recognize gain or loss on the deposit of your pro rata portion of Duplicate Securities to the New Portfolio. You will have the same basis in your portion of Duplicate Securities that you had in such Duplicate Securities prior to the exchange and the holding period of the Duplicate Securities will include the period that you held the Duplicate Securities in your Portfolio prior to the exchange. You will, however, realize gain or loss for federal income tax purposes with respect to your pro rata portion of Securities that are not Duplicate Securities and thus are sold by the Distribution Agent. The amount of gain or loss realized will be equal to the difference between the amount of cash you are considered to have received with respect to such portion of Securities and your tax basis in such Securities. You will generally be required to recognize such gains for federal income tax purposes. However, you will generally not be entitled to a deduction for any losses realized to the extent that you are considered the owner of substantially identical securities under the wash sale provisions of the Internal Revenue Code.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
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   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Select S&PIndustrial Portfolio and Select S&P Core Portfolio will each pay a license fee to Standard & Poor's, a division of The McGraw-Hill Companies, Inc. for use of certain trademarks and other property.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.



TABLE OF CONTENTS
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          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Select 10 Industrial Portfolio..............     6
   Select 5 Industrial Portfolio...............     8
   EAFE Select 20 Portfolio....................    10
   Select S&PSM Industrial Portfolio...........    12
   Select S&PSM Core Portfolio.................    14
   Notes to Hypothetical Performance Tables....    16
   Notes to Portfolios.........................    16
   The Securities..............................    17
   Report of Independent Certified
      Public Accountants.......................    25
   Statements of Condition ....................    26
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-4
   Public Offering.............................   A-9
   Retirement Accounts.........................  A-14
   Fee Accounts................................  A-14
   Rights of Unitholders.......................  A-14
   Portfolio Administration....................  A-18
   Taxation....................................  A-20
   Portfolio Operating Expenses................  A-23
   Other Matters...............................  A-24
   Additional Information......................  A-24
--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO395
                                                                          #37272
                                                                          #36694
                                                                          #36658
                                                                          #36712
                                                                          #37269

                                   PROSPECTUS
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                                  JULY 1, 2003

                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.



                      SELECT 10 INDUSTRIAL PORTFOLIO 2003-4

                      SELECT 5 INDUSTRIAL PORTFOLIO 2003-3

                         EAFE SELECT 20 PORTFOLIO 2003-3

                    SELECT S&PSM INDUSTRIAL PORTFOLIO 2003-3

                       SELECT S&PSM CORE PORTFOLIO 2003-3




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




               Please retain this prospectus for future reference




                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT


                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 395


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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                             PAGE

                           Risk Factors                         2
                           The Portfolio Strategies            10
                           The Indexes                         10
                           Sponsor Information                 14
                           Trustee Information                 14
                           Portfolio Termination               15

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Certain Portfolios may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

    FINANCIAL SERVICES. An investment in Units of the Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversley affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estmating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state leglislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

   INDUSTRIALS. Certain Portfolios may invest significantly in industrials companies. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and e-commerce initiatives.

   Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and non-residential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction equipment manufacturers.

   REAL ESTATE ISSUERS. Your Portfolio may invest in shares issued by real estate companies which invest primarily in income producing real estate or real estate related loans or mortgages. These companies are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of a Portfolio's concentration in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate,

     o    illiquidity of real property investments,

     o risks related to general U.S. and global as well as local economic conditions,

     o    dependency on management skill,

     o    heavy cash flow dependency,

     o    possible lack of availability of mortgage funds,

     o    excessive levels of debt or overleveraged financial structure,

     o    overbuilding,

     o    extended vacancies, or obsolescence, of properties,

     o    increase in competition,

     o    increases in property taxes and operating expenses,

     o    changes in zoning laws,

     o losses due to costs resulting from the clean-up of environmental problems,

     o liability to third parties for damages resulting from environmental problems,

     o    casualty or condemnation losses,

     o    economic or regulatory impediments to raising rents,

     o    changes in neighborhood values and buyer demand,

     o    changes in the appeal of properties to tenants, and

     o    changes in interest rates, tax rates or operating expenses.

   In addition to these risks, real estate companies may be more likely to be affected by changes in the value of the underlying property owned by real estate companies. Further, real estate companies are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to a real estate company. In the event of a default by a borrower or lessee, a real estate company may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of real estate companies may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on real estate companies also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and real estate companies in particular. In addition, you should be aware that real estate companies may not be diversified and are subject to the risks of financing projects. These companies are also subject to

     o    defaults by borrowers,

     o    the market's perception of the industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the a company to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   A real estate company generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the properties are at risk in their particular locales. The management of a real estate company uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a real estate company receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the securities in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares are held in the Portfolio.

    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are also concentrated in the telecommunications industry, the value of the Units may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation, and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.

    Several recent high-profile bankruptcies of large telecommunications companies have illustrated the potentially unstable condition of telecommunications companies. High debt loads that were accumulated during the industry growth spurt of the 1990s are catching up to the industry, causing debt and stock prices to trade at distressed levels for many telecommunications companies and increasing the cost of capital for needed additional investment. At the same time, demand for some telecommunications services has fallen sharply, as several key markets have become oversaturated, some local customers have switched to substitute providers and technologies, and corporate profits and the economy generally remain weak. To meet increasing competition, companies may have to commit substantial capital, particularly in the formulation of new products and services using new technologies. As a result, many companies have been compelled to cut costs by reducing their workforce, outsourcing, consolidating and/or closing existing facilities and divesting low selling product lines. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny. Due to these and other factors, the risk level of owning the securities of telecommunications companies has increased substantially and may continue to rise.

    While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

    In addition, recent federal legislation governing the United States telecommunications industry remains subject to judicial review and additional interpretation, which may adversely affect the companies whose securities are held by a Portfolio.

   LITIGATION. Certain of the issuers of Securities in the Portfolios may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

   In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

   In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA.

   On March 21, 2003, an Illinois trial court awarded a judgment in the amount of $10.1 billion plus attorney's fees to plantiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result of the judgment, Philip Morris was originally ordered to post a $12 billion bond. On April 14, 2003, the trial court judge reduced Philip Morris' bond from $12 billion to $800 million. The large amount of the judgment award and bond requirement has had and could continue to have a negative affect on the company's debt ratings.

   Additional future litigation and/or legislation could adversely affect the value, operating revenues and financial position of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Portfolios containing such Securities.

     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE PORTFOLIO STRATEGIES

   The Portfolios seek to achieve better performances than the related indexes through similar investment strategies. There is, of course, no assurance that a Portfolio (which includes expenses and sales charges) will achieve its objective. The investment strategies utilized by the Portfolios are designed to be implemented on an annual basis. Investors who hold Units through Portfolio termination may have investment results that differ significantly from a Unit investment that is reinvested into a new trust each year.

     Investors should note that the Securities selection criteria were applied to the Securities for inclusion in the Portfolios as of the Selection Time stated in the prospectus. Subsequent to this date, the Securities may no longer be included in an index or meet the selection criteria. Should a Security no longer be included in these indexes or meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.

THE INDEXES

     THE DOW JONES INDUSTRIAL AVERAGE. The Dow Jones Industrial Average ("DJIA") was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The following is the list as it currently appears:

      Alcoa, Inc.
      Altria Group, Inc.
      American Express Company
      AT&T Corporation
      Boeing Company
      Caterpillar, Inc.
      Citigroup, Inc.
      Coca-Cola Company
      Eastman Kodak Company
      E.I. du Pont de Nemours & Company
      Exxon Corporation
      General Electric Company
      General Motors Corporation
      Hewlett-Packard Company
      Home Depot Inc.
      Honeywell International, Inc.
      Intel Corporation
      International Business Machines Corporation
      International Paper Company
      J.P. Morgan Chase & Co.
      Johnson & Johnson
      McDonald's Corporation
      Merck & Company, Inc.
      Microsoft Corporation
      Minnesota Mining & Manufacturing Company
      Procter & Gamble Company
      SBC Communications Inc.
      United Technologies Corporation
      Wal-Mart Stores, Inc.
      Walt Disney Company


   "Dow JonesSM", "Dow Jones Industrial AverageSM", "The Dow 5SM", "The Dow 10SM", "The Dow 30SM", "The DowSM", and "DJIASM" are proprietary to and service marks of Dow Jones & Company, Inc. The Portfolios are not sponsored, endorsed, sold or promoted by Dow Jones and Dow Jones makes no representation regarding the advisability of investing in any Portfolio.

   MSCI EAFE INDEX. While the MSCI index methodology has evolved to capture the growth of the investment universe, the index philosophy has never been compromised to simplify the complicated process of investing: MSCI indices are based on detailed analysis to make it easier for the investor to measure international performance. Constituents are selected for a country index through the following process: (1) Define the "Market"; (2) Capture 60% of the market capitalization of the country across all industry groups; (3) Select the most liquid securities within each industry; (4) Select stocks with sufficient free float; (5) Avoid cross-ownership; and (6) Apply full market capitalization weights.

   The initial research for the MSCI Indices covers the full breadth of the global equity securities market. Country specialists track the evolution of both listed and unlisted shares of domestically listed companies in nearly every country in the world. Based in Geneva, these country teams collect share, pricing, ownership, float and liquidity data for effectively all companies worldwide. Sources for this information are local stock exchanges and brokerage firms, newspapers, and company contacts. From this master matrix, the total country market capitalization is adjusted for double-counting and non-domiciled companies. All of the companies within this research coverage are eligible for inclusion in the MSCI indices except non-domiciled companies, investment trusts and mutual funds.

   Once the total country market capitalization is analyzed, 60% of the capitalization of each industry group and thus 60% of the entire market is targeted for each MSCI index. This ensures that the index reflects the industry characteristics of the overall market, and permits the construction of accurate regional and global industry indices. Research coverage in MSCI products and publications extends beyond the index coverage (60%) to capture 80% of the market for each country. This coverage includes daily performance as well as monthly valuation ratios and summarized financial statement data. When selecting the constituents of an index, the most effective industry classification is used--either the local convention or the MSCI schema of 38 industry groups--in order to mirror the industry characteristics of the local market. Once the selection process is complete, the index constituents are re-classified into the MSCI schema of 38 industries and 8 economic sectors in order to facilitate cross-country comparisons. The MSCI classification schema has been adopted by Reuters for their industry classification. Securities are selected to represent an industry based on size and the portion of earnings and revenues attributable to that industry group. Even within an industry the goal is to represent the full diversity of business segments. An industry representation may exceed the 60% target because one or two large companies dominate an industry. Similarly, an industry may fall below the 80% level under conventional analysis because its companies lack good liquidity and float, or because of extensive cross-ownership.

   A goal of the MSCI index construction process is to select the most liquid stocks within each industry group, all other things being equal, since liquidity is necessary but not the sole determinant for inclusion in the index. Liquidity is monitored by monthly average trading value over time in order to determine normal levels of volume, excluding temporary peaks and troughs. A stock's liquidity is significant not only in absolute terms, but also relative to its market capitalization and to average liquidity for the country as a whole.

   Float is monitored for every security in the market, and low float (a small percentage of shares freely tradable) may exclude a stock from consideration in the index. But float can be difficult to determine: in some markets good sources are generally not available; in other markets, information on smaller and less prominent issues can be subject to error and time lags. Government ownership and cross-ownership positions can change over time and are not always made public. Float also tends to be defined differently depending on the source. Thus, evaluations of float run the risk of penalizing those markets that have good disclosure, regardless of the actual degree of availability of shares. As with liquidity, sufficient float is an important consideration, not an inflexible rule.

   Cross-ownership occurs when one company has a significant ownership in another company in the same country. In situations where cross-ownership is substantial, including both companies in an index can skew industry weights, distort country-level valuations (such as country price-earnings and price-book value ratios) and overstate a country's true market size. An integral part of the country research function is identifying cross ownerships in order to avoid or minimize them. Country specialists in Geneva do much of the cross-ownership identification through researching company reports, local newspapers and stock exchange data.

   All standard MSCI indices are weighted by each company's full market capitalization (both listed and unlisted shares). This approach has the significant advantage of objectivity--the number of shares outstanding for a company is a constituent figure for companies around the world and is easily agreed upon and obtainable. Full market capitalization weighting is favored to other weighting schemes for both theoretical and practical reasons: (a) it is impossible to judge whether a position which is currently in firm hands might be available in the future; (b) the quality and timeliness of information on float varies from market to market and adjustments penalize those markets with the highest standards of disclosure; (c) the most serious consequence of float limitations is limited liquidity which can be monitored objectively; much effort is spent in researching and monitoring these factors when selecting constituents for each country index but once a security is selected, it is included in the index at its full market value. A growing number of very sizable companies have been brought or are expected to be brought to the market with modest initial tranches being publicly available. At the same time, the obvious relevance of these companies instantly positions them among the core investment opportunities in their market. In order to allow the MSCI indices to capture this new market trend, in very exceptional cases, a company may be included at a portion of its total market capitalization.

   Morgan Stanley Capital International. Recognized as a world leader in global financial research, Morgan Stanley monitors more than 4,500 companies in 51 countries, representing 80% of the total market value of the world's stock markets. The Morgan Stanley Capital International ("MSCI") databases are used as a benchmark by more than 90% of the investment community. With hundreds of analysts located across the globe, MSCI provides comprehensive research and in-depth knowledge about general markets and specific companies around the world.

   Since 1968, MSCI global indices have presented an array of investment opportunities available to the international investor, including indices such as the MSCI USA Index and the MSCI EAFESM Index. These indices seek to represent an accurate normal portfolio. In addition, index valuation ratios and company-level fundamental data provide tools for the international investor. MSCI believes that local stock exchange indices are not comparable with one another due to differences in the representation of the local market, mathematical formulas, methods of adjusting for capital changes, and base dates. The same criteria and calculation methodology are applied across all MSCI indices. Further, while accounting standards continue to differ according to local customs and practices, fundamental data is analyzed and presented in a uniform and meaningful manner in MSCI indices--allowing investors to compare investment opportunities across markets. Each MSCI country index is constructed so as to minimize double counting, assuring that all industry groups are proportionately represented, and that each country's contribution to the global or regional index is accurately based on its market capitalization.

   In 1986, Morgan Stanley acquired the indices and data from Capital International Perspective, S.A. ("CIPSA") based in Geneva, Switzerland. CIPSA has been researching and publishing international indices since 1969 and continues to be solely responsible for the decisions regarding constituent additions and deletions as well as any other methodological modifications to the indices. Morgan Stanley contributes its expertise in technology and the marketing and distribution of the MSCI Indices and publications. Selection of the constituents for MSCI Indices is conducted independent of the Sponsor which has no input regarding the components of any index.

   The MSCI Indices are the exclusive property of Morgan Stanley. Morgan Stanley Capital International is a service mark of Morgan Stanley and has been licensed for use by Van Kampen Funds Inc.

   This fund is not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the MSCI Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the MSCI Indices which are determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the MSCI Indices. Morgan Stanley is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund is redeemable for cash. Morgan Stanley has no obligation or liability to owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF AN INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF AN INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF AN INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO AN INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

   STANDARD &POOR'S. The Sponsor, on behalf of the Select S&P Industrial Portfolio and Select S&P Core Portfolio has entered into a license agreement with Standard & Poor's under which each Portfolio is granted licenses to use certain trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of each Portfolio. "Standard &Poor's", "S&P 500", "STARS" and "S&P" are trademarks of the McGraw-Hill Companies, Inc. and have been licensed for use by Van Kampen Funds Inc. and the Portfolios. The Portfolios are not sponsored, managed, sold or promoted by Standard &Poor's.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $67 billion in assets under management or supervision as of March 31, 2003. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 393 (File No. 333-104431) dated May 20, 2003.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolio, Series 369 (File No. 333-101485) dated December 3, 2002.


                                   SIGNATURES

     The Registrant, Van Kampen Focus Portfolios, Series 395, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265, Series 314 and Series 366 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 395 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 1st day of July, 2003.

                     Van Kampen Focus Portfolios, Series 395
                            By Van Kampen Funds Inc.


                                                            By /s/ GINA COSTELLO
                                                      --------------------------
                                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 1, 2003 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman, Chief Executive Officer         )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Managing Director                         )

David M. Swanson                    Managing Director                         )

                                                               /s/ GINA COSTELLO
                                                          ----------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.